UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Antero Resources Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03674X 106

(CUSIP Number)

Paul M. Rady

1615 Wynkoop Street

Denver, Colorado 80202

(303) 357-7310

with a copy to:

Douglas E. McWilliams

Scott D. Rubinsky

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, Texas 77002

(713) 758-2222

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 20, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03674X 106		SCHEDULE 13D

1	Name of Reporting Person Paul M. Rady

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,720,583(1)

	8	Shared Voting Power 5,284,264(2)

	9	Sole Dispositive Power 9,720,583(1)

	10	Shared Dispositive Power 5,284,264(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,004,847(1)(2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 5.0%(1)(2)(3)

14	Type of Reporting Person IN

(1)         Includes 57,693 shares of Common Stock (as defined below) that remain subject to vesting and options to purchase 100,000 shares of Common Stock that expire ten years from the date of grant, or April 15, 2025.

(2)         Includes 2,822,552 shares of Common Stock held by Salisbury Investment Holdings LLC (“Salisbury”) and 2,461,712 shares of Common Stock held by Mockingbird Investments LLC (“Mockingbird”). The Reporting Person owns a 95% limited liability company interest in Salisbury and his spouse owns the remaining 5%. The Reporting Person owns a 13.1874% limited liability company interest in Mockingbird, and two trusts under his control own the remaining 86.8126%. The Reporting Person disclaims beneficial ownership of all shares held by Salisbury and Mockingbird except to the extent of his pecuniary interest therein.

(3)         Calculations are based upon 297,648,293 shares of Common Stock outstanding as of November 20, 2019.

Item 1.                                 Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Antero Resources Corporation, a Delaware corporation (the “Issuer” or the “Company”), which has its principal executive offices at 1615 Wynkoop Street, Denver, Colorado 80202.

Item 2.                                 Identity and Background

(a)         This Schedule 13D is being filed on behalf of Paul M. Rady (the “Reporting Person”).

(b)         The principal business address of the Reporting Person is 1615 Wynkoop Street, Denver, Colorado 80202.

(c)          The present principal occupation of the Reporting Person is Chairman of the Board of the Directors and Chief Executive Officer of the Issuer.  The principal business of the Issuer is the exploitation, development and acquisition of natural gas, natural gas liquids and oil properties located in the Appalachian Basin in West Virginia and Ohio. The Reporting Person is also the Chairman of the Board of Directors and Chief Executive Officer of Antero Midstream Corporation, which is a growth-oriented midstream company formed to own, operate and develop midstream energy infrastructure primarily to service the Issuer and its production and completion activity in the Appalachian Basin’s Marcellus Shale and Utica Shale located in West Virginia and Ohio.

(d)         In the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that has resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)           The Reporting Person is a citizen of the United States.

Item 3.                                 Source and Amount of Funds or Other Consideration

The Reporting Person directly and indirectly held membership interests in Antero Investment LLC, a Delaware limited liability company (“Antero Investment”), which acquired shares of Common Stock in connection with the Issuer’s initial public offering. Pursuant to the limited liability company agreement of Antero Investment, all of the shares of Common Stock held by Antero Investment were distributed to the members of Antero Investment, including the Reporting Person, Salisbury and Mockingbird, on a pro rata basis on November 23, 2015, with no consideration being paid in connection therewith (the “Distribution”). Subsequent to the Distribution, the Reporting Person from time to time has acquired or been granted additional shares of Common Stock and has transferred or disposed of shares of Common Stock.

Item 4.                                 Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

The Reporting Person acquired shares of Common Stock for investment purposes in connection with the Distribution. The Reporting Person intends to participate in and influence the affairs of the Issuer through his position as a board member and executive officer of the Issuer, as well as through the voting of his shares of Common Stock.

(a)         The Reporting Person at any time and from time to time may acquire additional shares of Common Stock or dispose of any or all of the shares of Common Shares that he owns depending upon an ongoing evaluation of the investment in shares of Common Stock, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

(b) — (j)              Except as disclosed herein, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j) inclusive of the instructions to Item 4 of

Schedule 13D.  The Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

Item 5.                                 Interest in Securities of the Issuer

(a) — (b)           The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Person (on the basis of a total of 297,648,293 shares issued and outstanding as of November 20, 2019) are as follows:

Amount beneficially owned: 15,004,847	Percentage: 5.0%

Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote:	9,720,583
ii. Shared power to vote or to direct the vote:	5,284,264
iii. Sole power to dispose or to direct the disposition of:	9,720,583
iv. Shared power to dispose or to direct the disposition of:	5,284,264

The number of shares the Reporting Person has sole voting and dispositive power includes 57,693 shares of Common Stock that remain subject to vesting and options to purchase 100,000 shares of Common Stock that expire ten years from the date of grant, or April 15, 2025. The number of shares to which the Reporting Person has shared voting and dispositive power includes 2,822,552 shares of Common Stock held by Salisbury and 2,461,712 shares of Common Stock held by Mockingbird. The Reporting Person owns a 95% limited liability company interest in Salisbury and his spouse owns the remaining 5%. The Reporting Person owns a 13.1874% limited liability company interest in Mockingbird and two trusts under his control own the remaining 86.8126%. The Reporting Person disclaims beneficial ownership of all shares held by Salisbury and Mockingbird except to the extent of his pecuniary interest therein.

(c)          The information contained in Item 3 above is incorporated herein by reference. Except as described therein, the Reporting Person has not effected any transactions in shares of Common Stock during the past 60 days.

(d)         The Reporting Person has the right to receive the proceeds from the sale of shares of Common Stock reported on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of the proceeds from the sale of shares of Common Stock beneficially owned by the Reporting Person.

(e)          Not applicable.

Item 6.                                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Registration Rights Agreement

The Issuer, the Reporting Person and certain other holders of Common Stock are party to a registration rights agreement (the “Registration Rights Agreement”) pursuant to which the Issuer shall register the sale of shares of its Common Stock under certain circumstances. Specifically, certain parties to the Registration Rights Agreement (collectively, the “Investor Members”) have the right to require the Issuer by written notice to register the sale of a number of their shares of Common Stock in an underwritten offering. The Issuer is required to provide notice of such a request to all additional holders of Common Stock party to the Registration Rights Agreement, including the Reporting Person, who may, in certain circumstances, participate in the registration. The Investor Members, subject to certain limitations and exceptions, have the right to cause up to an aggregate of two such demand registrations (and up to four additional demand registrations that constitute “shelf registrations” as such term is defined in the Registration Rights Agreement).  Any such demand registration may be for a shelf registration statement. The Issuer will be required to maintain the effectiveness of any such registration statement until the earlier of 180 days (or two years if a “shelf registration” is requested) after the effective date and the consummation of the distribution by the participating holders.

Furthermore, if, at any time, the Issuer proposes to register an offering of shares of Common Stock (subject to certain exceptions) for its own account, then it must give at least fifteen days’ notice to all holders of registrable securities to allow them to include a specified number of their shares in that registration statement.

These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and the Issuer’s right to delay or withdraw a registration statement under certain circumstances. The Issuer will generally pay all registration expenses in connection with its obligations under the Registration Rights Agreement, regardless of whether a registration statement is filed or becomes effective.

The obligations to register shares under the Registration Rights Agreement will terminate on the earlier of (i) October 16, 2023 and (ii) when no Registrable Common Stock remains outstanding. Registrable Common Stock means all shares of Common Stock other than shares (i) sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), (ii) sold in a transaction exempt from registration under the Securities Act (including transactions pursuant to Rule 144(A)), (iii) that have ceased to be outstanding, (iv) sold in a private transaction in which the transferor’s rights under the Registration Rights Agreement are not assigned to the transferee of shares of Common Stock or (v) that have become eligible for resale pursuant to Rule 144(b) (or any similar rule then in effect under the Securities Act).

References to, and descriptions of, the Registration Rights Agreement as set forth in this Schedule 13D are qualified in their entirety by reference to the full text of the Registration Rights Agreement, which is incorporated by reference herein in its entirety.

Item 7.                                 Material to be Filed as Exhibits

Exhibit A                     Registration Rights Agreement, dated as of October 16, 2013, by and among Antero Resources Corporation and the owners of the membership interests in Antero Investment LLC (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K (Commission File No. 001-36120) filed on October 17, 2013).

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:                  November 21, 2019

Paul M. Rady

By:	/s/ Alvyn A. Schopp
Name:	Alvyn A. Schopp
Title:	Attorney in Fact*

* The Power of Attorney given by Mr. Rady was previously filed with the U.S. Securities and Exchange Commission on October 9, 2013 as an exhibit to the Form 3 filed by Mr. Rady with respect to the Issuer and is hereby incorporated by reference.